Exhibit (h)(21)

EXPENSE REIMBURSEMENT AGREEMENT

EXPENSE REIMBURSEMENT AGREEMENT, by and between Ivy Investment Management Company (“IICO”), Waddell & Reed Services Company doing business as WI Services Company (“WISC”), and Ivy Variable Insurance Portfolios (the “Trust”) on behalf of its series of designated Ivy VIP Mid Cap Growth (the “Portfolio”).

WHEREAS, Ivy Variable Insurance Portfolios, a Delaware statutory trust, is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-ended management investment company of the series type, and the Portfolio is a series of Ivy Variable Insurance Portfolios; and

WHEREAS, Ivy Variable Insurance Portfolios, IICO and WISC have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to maintain the expenses of the Portfolio at a level below the level to which each Portfolio may normally be subject.

NOW, THEREFORE, the parties hereto agree as follows:

1.	Reimbursement of Expenses.

1.1	Applicable Reimbursement Level and Term of Reimbursement. For the period from April 28, 2017 through April 30, 2018, IICO and/or WISC agree to reimburse sufficient management fees and/or shareholder servicing fees to cap the total annual ordinary Portfolio operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any) for the Class I at 0.85% (the “Reimbursement Amount”):

1.2	Payment of Reimbursement Amount. To effect the expense reimbursement provided for in this Agreement, the Portfolio may offset the appropriate Reimbursement Amount against the management fees and/or shareholder servicing fees payable under the Investment Management Agreement and/or the Shareholder Servicing Agreement. Alternatively, the Reimbursement Amount shall be paid directly by IICO and/or WISC. Such offset shall be taken, or such direct payment shall be paid, two times per year within 30 days following the date of a Portfolio’s applicable semi-annual or annual reporting period.

2.	Termination and Effectiveness of Agreement.

2.1	Termination. This Agreement shall terminate with respect to the applicable Portfolio upon the earlier of: (i) the termination of the Portfolio’s Investment Management Agreement and/or the Shareholder Servicing Agreement, or (ii) April 30, 2018. This Agreement may be terminated prior to expiration if such termination is approved by the Board of Trustees of the Trust, including the vote of a majority of the trustees who are not “interested persons” as defined in the 1940 Act.

2.2	Effectiveness. This Agreement shall be effective April 28, 2017.

3.	Miscellaneous.

3.1	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.

3.2	Interpretation. Nothing contained herein shall be deemed to require Ivy Variable Insurance Portfolios or the Portfolios to take any action contrary to the Ivy Variable Insurance Portfolios’ Declaration of Trust or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Trustees of Ivy Variable Insurance Portfolios of its responsibility for and control of the conduct of the affairs of Ivy Variable Insurance Portfolios or the Portfolios.

3.3	Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the management fees and/or shareholder servicing fees, the computations of net asset values, and the allocation of expenses, having a counterpart or otherwise derived from the terms and provisions of the Investment Management Agreement, the Shareholder Servicing Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Investment Management Agreement, the Shareholder Servicing Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of April 4, 2017.

IVY VARIABLE INSURANCE PORTFOLIOS, on behalf of IVY VIP MID CAP GROWTH

By:	/s/ Wendy J. Hills
Wendy J. Hills, Vice President

IVY INVESTMENT MANAGEMENT COMPANY

By:	/s/ Philip J. Sanders
Philip J. Sanders, President

WADDELL & REED SERVICES COMPANY

By:	/s/ Brent K. Bloss
Brent K. Bloss, Senior Vice President